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                                                                    Exhibit 16.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


June 28, 2002


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audit of the financial statements of this registrant for the most recent fiscal year. Those individuals are no longer with Arthur Andersen LLP. We have read the first three paragraphs of Item 4 included in the Form 8-K dated June 28, 2002 of ePresence, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP
Arthur Andersen LLP

cc:
Mr. Richard M. Spaulding
Chief Financial Officer
ePresence, Inc.